As filed with the Securities and Exchange Commission on February 23, 2012

Registration No. 333-176952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, New York 10022
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. Steven L. Lichtenfeld, Esq. PROSKAUER ROSE LLP Eleven Times Square New York, New York 10036-8299 Tel: (212) 969-3000 Fax: (212) 969-2900	Steven E. Older Andrew T. Turney McDERMOTT WILL & EMERY LLP 340 Madison Avenue New York, New York 10173-1922 Tel: (212) 547-5400 Fax: (212) 547-5444

Approximate date of commencement of proposed sale to the public: Not applicable.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The sole purpose of this Post-Effective Amendment is to amend the Exhibit Index and to file Exhibit 101 to the Registration Statement as indicated in Item 36(b) of Part II of the Registration Statement. No other changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of the facing page, this explanatory note and Item 36(a) of Part II and the Exhibit Index of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.     Financial Statements and Exhibits.

(b) Exhibits:

The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page hereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of February, 2012.

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch Nicholas S. Schorsch Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 23, 2012
/s/ William M. Kahane William M. Kahane	President, Chief Operating Officer and Director	February 23, 2012
/s/ Brian S. Block Brian S. Block	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	February 23, 2012
* Dr. Walter P. Lomax, Jr.	Independent Director	February 23, 2012
* David Gong	Independent Director	February 23, 2012
* Edward G. Rendell	Independent Director	February 23, 2012
*By: /s/ Nicholas S. Schorsch Nicholas S. Schorsch Attorney-in-fact

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this Registration Statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
1.1(7)	Underwriting Agreement, dated as of October 28, 2011, among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P., and Ladenburg Thalmann & Co. Inc. and Maxim Group LLC, acting as representatives of the several underwriters named therein
3.1(2)	Articles of Amendment and Restatement of American Realty Capital Properties, Inc.
3.2(3)	Bylaws of American Realty Capital Properties, Inc.
4.1(2)	Amended and Restated Agreement of Limited Partnership of ARC Properties Operating Partnership, L.P.
5.1(1)	Opinion of Venable LLP
8.1(1)	Opinion of Proskauer Rose LLP as to tax matters
10.1(3)	Management Agreement among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P. and ARC Properties Advisors, LLC
10.2(3)	Acquisition and Capital Services Agreement between American Realty Capital Properties, Inc. and AR Capital, LLC (formerly known as American Realty Capital II, LLC)
10.3(3)	American Realty Capital Properties, Inc. Equity Plan
10.4(3)	American Realty Capital Properties, Inc. Director Stock Plan
10.5(3)	Restricted Stock Award Agreement for Non-Executive Directors
10.6(3)	Restricted Stock Award Agreement for ARC Properties Advisors, LLC
10.7(3)	Registration Rights Agreement among American Realty Capital Properties, Inc., ARC Real Estate Partners, LLC and ARC Properties Advisors, LLC
10.8(4)	Contribution Agreement, dated February 4, 2011, between ARC Real Estate Partners, LLC and ARC Properties Operating Partnership, L.P.
10.9(6)	Assignment and Assumption of Membership Interests between ARC Real Estate Partners, LLC and ARC Properties Operating Partnership, L.P.
10.10(3)	Right of First Offer Agreement between ARC Real Estate Partners, LLC and ARC Properties Operating Partnership, L.P.
10.11(3)	Tax Protection Agreement, between American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P. and ARC Real Estate Partners, LLC
10.12(3)	Form of Indemnification Agreement between American Realty Capital Properties, Inc. and its directors and executive officers
10.13(5)	Triple Net Lease Agreement, dated as of May 15, 2009, by and between US Real Estate Limited Partnership and Home Depot U.S.A., Inc.
10.14(5)	First Amendment to Triple Net Lease Agreement, dated as of March 1, 2010, by and between ARC HDCOLSC001, LLC and Home Depot U.S.A., Inc.
10.15(5)	Assignment and Assumption of Lease, dated November 6, 2009, by and between US Real Estate Limited Partnership and ARC HDCOLSC001, LLC
10.16(5)	Mortgage, Assignment of Leases and Rents and Security Agreement, dated as of November 9, 2009, by and between ARC HDCOLSC001, LLC and US Real Estate Limited Partnership
10.17(5)	Promissory Note, dated November 9, 2009, made by ARC HDCOLSC001, LLC for the benefit of US Real Estate Limited Partnership
10.18(5)	Bill of Sale, delivered as of November 6, 2009, by US Real Estate Limited Partnership
10.19(5)	Limited Guaranty, dated as of November 9, 2009, made by American Realty Capital II, LLC for the benefit of US Real Estate Limited Partnership

Exhibit No.	Description
10.20(3)	Administrative Support Agreement between AR Capital, LLC (formerly known as American Realty Capital II, LLC) and American Realty Capital Properties, Inc.
10.21(1)	Credit Agreement, dated as of September 7, 2011, among ARC Properties Operating Partnership, L.P., American Realty Capital Properties, Inc. and RBS Citizens, N.A.
10.22(1)	Parent Guaranty Agreement, dated as of September 7, 2011, between American Realty Capital Properties, Inc. and RBS Citizens, N.A.
10.23(1)	Subsidiary Guaranty Agreement, dated as of September 7, 2011, among each of the subsidiaries of ARC Properties Operating Partnership, L.P. and RBS Citizens, N.A.
10.24(1)	Environmental Indemnity Agreement, dated as of September 7, 2011, among American Realty Capital Properties, Inc., ARC Properties Operating Partnership, L.P. and each of its subsidiaries and RBS Citizens, N.A.
10.25(1)	Pledge Agreement, dated as of September 7, 2011, among ARC Properties Operating Partnership, L.P. and each of its subsidiaries and RBS Citizens, N.A.
10.26(1)	Note, dated September 7, 2011, made by ARC Properties Operating Partnership, L.P. for the benefit of RBS Citizens, N.A.
10.27(1)	Agreement for Purchase and Sale of Real Property (Advance Auto Parts Stores — 7 Pack), dated as of October 3, 2011, by and among AR Capital, LLC (formerly known as American Realty Capital II, LLC), Highlite, Inc., Kinaia Investment, Inc. and KCD, Inc.
10.28(1)	Agreement for Purchase and Sale of Real Property (Dollar General — 21 Pack), dated as of October 3, 2011, by and among AR Capital, LLC (formerly known as American Realty Capital II, LLC), and RBA Investments, LLC
10.29(1)	Agreement for Purchase and Sale of Real Property (Walgreens — Eastpointe, MI), dated as of October 7, 2011, by and among AR Capital, LLC (formerly known as American Realty Capital II, LLC) and F.W.G.D., LLC
21(1)	Subsidiaries of American Realty Capital Properties, Inc.
23.1(1)	Consent of Grant Thornton LLP
23.2(1)	Consent of Venable LLP (included in Exhibit 5.1)
23.3(1)	Consent of Proskauer Rose LLP (included in Exhibit 8.1)
23.4(1)	Consent of Butler Burgher Group
24(1)	Power of Attorney for Dr. Walter P. Lomax, Jr., David Gong and Edward G. Rendell
101	XBRL (eXtensible Business Reporting Language). The following materials as of June 30, 2011 and December 31, 2011, and for the six months ended June 30, 2011 and the periods from December 2, 2010 to December 30, 2010 and December 2, 2010 to June 30, 2011, formatted in XBRL: (i) balance sheets at June 30, 2011 and December 31, 2010, (ii) statements of operations for the the six months ended June 30, 2011 and the periods from December 2, 2010 to December 30, 2010 and December 2, 2010 to June 30, 2011, (iii) statement of equity and accumulated deficit, (iv) statement of cash flows and (v) notes to consolidated financial statements. As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

(1)	Previously filed with this Form S-11 Registration Statement.
(2)	Previously filed with the Pre-effective Amendment No. 5 to Form S-11 Registration Statement (Registration No. 333-172205) filed by the Registrant with the Securities and Exchange Commission on July 5, 2011.
(3)	Previously filed with the Pre-effective Amendment No. 4 to Form S-11 Registration Statement (Registration No. 333-172205) filed by the Registrant with the Securities and Exchange Commission on June 13, 2011.

(4)	Previously filed with Form S-11 Registration Statement (Registration No. 333-172205) filed by the Registrant with the Securities and Exchange Commission on February 11, 2011.
(5)	Previously filed with the Pre-effective Amendment No. 1 to Form S-11 Registration Statement (Registration No. 333-172205) filed by the Registrant with the Securities and Exchange Commission on March 25, 2011.
(6)	Previously filed with the Pre-effective Amendment No. 3 to Form S-11 Registration Statement (Registration No. 333-172205) filed by the Registrant with the Securities and Exchange Commission on May 27, 2011.
(7)	Previously filed as an exhibit to the Current Report on Form 8-K that was filed by the Registrant with the Securities and Exchange Commission on October 28, 2011.